October 3, 2006
SUBMITTED VIA FACSIMILE; ORIGINAL COPY via FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile: (202) 772-9210
FEDEX Tracking Number: 7911 3606 6836

Attention:	Mr. Stephen Krikorian
Accounting Branch Chief

Re:	Avery Dennison Corporation
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Quarterly Period ended April 1, 2006
Form 10-Q for the Quarterly Period ended July 1, 2006 and
Form 8-Ks filed on January 24, 2006 and April 25, 2006
Ladies and Gentlemen:
     In connection with the comments contained in the September 19, 2006 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mr. Dean A. Scarborough, President and Chief Executive Officer of Avery Dennison Corporation (the “Company”), the Company’s responses to the Staff’s comments are presented below.
For your convenience, we have set forth the comments contained in the Staff’s Comment Letter above, followed by our responses.
Form 10-K for the Year Ended December 31, 2005
Revenue Recognition, page 10
1.	Staff Comment: Your response to prior comment number 2 indicates you do not believe additional disclosure is necessary to clarify your delivery terms. However, the delivery terms in your arrangements appear to be a significant component of your revenue recognition accounting policy and hence, should be disclosed in the notes to your financial statements. Section II.F.3 of the Current Accounting and Disclosure Issues in the Division of

Securities and Exchange Commission
October 3, 2006

Corporation Finance published December 1, 2005 indicates that registrants should disclose when revenue is recognized, including customary delivery terms. Please explain why you do not provide the information you included in your response in the footnote which would satisfy the disclosure requirements outlined in this guidance .
We will revise our revenue recognition disclosure in our future filings to include the following:
Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, and collection is reasonably assured. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Sales terms are generally f.o.b. (free on board) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which we operate, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer’s delivery site, because this is when title and risk of loss are transferred. Actual product returns are charged against estimated sales return allowances.
Form 8-Ks filed on January 24, 2006, April 25, 2006 and July 25, 2006
2.	Staff Comment: We note your response to prior comment number 3 with respect to the use of your non-GAAP financial measures and have the following additional comments with respect to your disclosure:
•	We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. For example, in Exhibit 99.1 your Form 8-K filed on July 25, 2006, you disclose non-GAAP segment operating margin. When disclosing such non-GAAP financial results, you must also present your comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. Please tell us how you plan to comply with this guidance.
Our disclosures of non-GAAP financial measures in the referenced Form 8-Ks above included specific references to our reconciliations of GAAP to non-GAAP measures contained in our financial schedule attachments. We believe that we have complied with Item 10(e)(1)(i)(A) of Regulation S-K by providing such reconciliations of our non-GAAP financial results to the most directly comparable measure calculated in accordance with GAAP. For example, under ‘Segment Highlights’ on page 4 of Exhibit 99.1 of our Form 8-K filed on July 25, 2006, we immediately refer the reader to our financial schedule attachments, which provide our reconciliations of GAAP to non-GAAP measures used under this section.

Securities and Exchange Commission
October 3, 2006

To further enhance our financial disclosure in future filings where we provide non-GAAP measures, we will present the directly comparable GAAP measures with greater or equal prominence.
•	We note your outlook for the year discussion includes non-GAAP forward-looking information. Tell us your consideration of the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K with respect to such non-GAAP information.
If we provide non-GAAP forward-looking information in the future, we will present the directly comparable GAAP measures with greater or equal prominence. In addition, we would provide a reconciliation of such GAAP to non-GAAP forward-looking financial measures in our financial schedule attachments.
•	Your response indicates your disclosure complies with Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. However, your current disclosure appears to only briefly disclose why you believe your non-GAAP measures are useful. Please revise future filings to fully comply with the disclosure requirements of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures or explain why you believe your current disclosure complies with such disclosure requirements.
We will revise our future filings to include the following:
Avery Dennison reports financial results in accordance with U.S. GAAP, and herein provides some non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for, GAAP financial measures. These non-GAAP financial measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP.

The Company’s non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP measures, may make it difficult to assess the underlying performance of the Company in a single period. By excluding certain accounting effects, both positive and negative (e.g. gains on sales of assets, restructuring charges, asset impairments, etc.), from certain of the Company’s GAAP measures, the Company believes that it is providing meaningful supplemental information to facilitate an understanding of the Company’s “core” or “underlying” operating results. These non-GAAP measures are used internally to evaluate trends in the Company’s underlying business, as well as to facilitate comparison to the results of competitors for a single period.

Securities and Exchange Commission
October 3, 2006

Limitations associated with the use of the Company’s non-GAAP measures include (1) the exclusion of items that recur from time to time (e.g. restructuring, asset impairment charges, gains on sales of assets, etc.) from calculations of the Company’s earnings and operating margin; (2) the exclusion of interest expense from the calculation of the Company’s operating margin; and (3) the exclusion of any mandatory debt service requirements, as well as the exclusion of other uses of the cash generated by operating activities that do not directly or immediately support the underlying business (such as discretionary debt reductions, dividends, share repurchase, acquisitions, etc.) for calculation of free cash flow. While some of the items the Company excludes from GAAP measures recur, these items tend to be disparate in amount and timing and, thus, obscure the Company’s operating trends. Based upon feedback from investors and financial analysts, the Company believes that supplemental non-GAAP measures provide information that is useful to the assessment of the Company’s performance and operating trends.

The reconciliation set forth below is provided in accordance with Regulations G and S-K and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.
We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please do not hesitate to contact Thomas W. Dobson of Latham & Watkins at (213) 485-1234 or the undersigned at (626) 304-2000.

Sincerely,
/s/ Michael A. Skovran
Michael A. Skovran Vice President and Controller

cc:	Daniel R. O’Bryant
Thomas W. Dobson, Esq.
Christopher White